UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 6, 2014

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated November 6, 2014 relating to the unusual price and trading volume movements of the shares of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: November 6, 2014

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

UNUSUAL PRICE AND TRADING VOLUME MOVEMENTS

This announcement is made by Hong Kong Television Network Limited (the “Company”) at the request of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The board of directors (the “Board”) of the Company has noted today’s increase in the price of the shares and the trade volume of the Company. Having made such enquiry with respect to the Company as is reasonable in the circumstances, the Board confirms that it is not aware of any reasons for these price and/or volume movements or of any information which must be announced to avoid a false market in the Company’s securities or of any inside information that needs to be disclosed under Part XIVA of the Securities and Futures Ordinance.

Reference is made to the Company’s announcement dated 3 November 2014, the Company through Hong Kong Media Production Company Limited, the wholly-owned subsidiary of the Company, entered into the licence agreement with Shenzhen Tencent Computer Systems Co., Ltd (“Tencent”) regarding the grant of the exclusive right to exploit of its Cantonese dramas through Tencent’s Internet Video Platform in the People’s Republic of China. The Company continues to explore different options to develop its multimedia production and distribution and other multimedia related business including the development of its TV shopping and Internet online shopping platforms.

This announcement is made by the order of the Company. The Board collectively and individually accepts responsibility for the accuracy of this announcement.

Shareholders and/or investors are advised to exercise caution when dealing in the Company’s securities.

By Order of the Board
Hong Kong Television Network Limited
Wong Wai Kay, Ricky
Chairman

Hong Kong, 6 November 2014

As at the date of this announcement, the Executive Directors are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); and the Independent Non-executive Directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.